Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

05009799


SEC MAIL PROCESSING
RECEIVED
JUL 14 2005
WASH. D.C. 198 SECTION

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

Zürich, July 5, 2005

File N° 82-4093

SUPPL

Dear Sirs,

Please find enclosed media release as follows:

- **Holcim completes compulsory buyout of remaining Aggregate Industries Shares**

With kind regards,

B. Fuchs

Beate Fuchs

PROCESSED
JUL 19 2005
THOMSON FINANCIAL

Encl.: mentioned

7/19

File N° 82-4093

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

July 5, 2005

Media release

Holcim completes compulsory buyout of remaining Aggregate Industries Shares

Holcim Participations (UK) Limited, a wholly owned subsidiary of Holcim Ltd, has now acquired 100 percent of the ordinary shares of Aggregate Industries plc pursuant to the recommended cash offer for the entire ordinary share capital of Aggregate Industries plc announced on January 20, 2005 and the completion of the compulsory buyout process conducted under United Kingdom law.

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Holcim is one of the world's leading suppliers of cement, aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German at http://www.holcim.com/news.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

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Internet: www.holcim.com
Media release